SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Dell Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

24702R101
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 11, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 8 to the Schedule 13D, relating to the shares of common stock, par value $0.01 per share (the “Shares”), issued by Dell Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2013, as amended by Amendment No. 1, filed with the SEC on May 13, 2013, Amendment No. 2, filed with the SEC on June 18, 2013, Amendment No. 3, filed with the SEC on July 1, 2013, Amendment No. 4, filed with the SEC on July 8, 2013, Amendment No. 5, filed with the SEC on July 8, 2013, Amendment No. 6, filed with the SEC on July 10, 2013, and Amendment No. 7, filed with the SEC on July 11, 2013, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 11, 2013, Carl C. Icahn appeared on Bloomberg TV at 4:00 pm, New York City time.  Mr. Icahn discussed the Issuer and, among other things, stated that the Reporting Persons would be coming out with a revised proposal that would add a fraction of a warrant with a $20 per share strike price to the existing proposal.  Mr. Icahn indicated that the precise terms of the warrants are still under discussion and that additional details regarding the revised proposal would be forthcoming shortly.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D, Amendment No. 8 – Dell Inc.]